Filed under Rule 424(b)(2), File No. 333-213439

Preliminary Pricing Supplement No. 39—Dated Wednesday, July 25, 2018 (To: Prospectus dated September 1, 2016 and Prospectus Supplement Dated: May 15, 2017)

CUSIP Number	Principal Amount	Selling Price	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor’s Option	Product Ranking
92346MDB4	[]	100.00%	1.800%	[]	Fixed	4.100%	Semi-Annual	08/15/2028	2/15/2019	$21.98	Yes	Senior Unsecured Notes
Redemption Information: Callable at 100% on 8/15/2019 and any time thereafter with 30 Calendar Days Notice.

92346MDC2	[]	100.00%	3.150%	[]	Fixed	4.800%	Semi-Annual	08/15/2048	2/15/2019	$25.73	Yes	Senior Unsecured Notes
Redemption Information: Callable at 100% on 8/15/2023 and any time thereafter with 30 Calendar Days Notice.

Verizon Communications Inc.				Offering Date: Wednesday, July 25, 2018 through Monday, July 30, 2018							Verizon Communications Inc.
One Verizon Way				Trade Date: Monday, July 30, 2018 @ 12:00 PM ET							Verizon InterNotes ®
Basking Ridge, New Jersey 07920-1097				Settle Date: Thursday, August 2, 2018							Prospectus dated September 1, 2016 and Prospectus
				Minimum Denomination/Increments: $1,000.00/$1,000.00							Supplement Dated: May 15, 2017
Initial trades settle flat and clear SDFS: DTC Book Entry only
DTC Number 0235 via RBC Dain Rauscher Inc

Joint Lead Manager and Lead Agent: Incapital

Agents: BofA Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

Except for Notes sold to level-fee accounts, Notes offered to the public will be offered at the public offering price set forth in this Pricing Supplement. Agents purchasing Notes on an agency basis for non-level fee client accounts shall purchase Notes at the public offering price. Notes purchased by the Agents for their own account may be purchased at the public offering price less the applicable concession. Notes purchased by the Agents on behalf of level-fee accounts may be sold to such accounts at the applicable concession to the public offering price, in which case, such Agents will not retain any portion of the sales price as compensation.

If the maturity date or an interest payment date for any note is not a business day (as defined in the prospectus supplement), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date or interest payment date.

The Verizon InterNotes® will be represented by a Master Note in fully registered form, without coupons. The Master Note will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC, as depository, or another depository as may be named in a subsequent pricing supplement.

RECENT DEVELOPMENTS

On July 24, 2018, we issued our unaudited preliminary results for the second quarter 2018 and the six months ended June 30, 2018. For the second quarter 2018, we reported net income attributable to Verizon of $4.1 billion, or $1.00 per diluted common share, compared with $4.4 billion, or $1.07 per diluted common share, for the second quarter 2017. Our second quarter 2018 reported earnings reflect the net impacts arising from tax reform, accounting changes for revenue recognition and special items pertaining to product realignment charges, severance charges, and acquisition and integration related charges. For the six months ended June 30, 2018, we reported net income attributable to Verizon of $8.7 billion, or $2.10 per diluted common share, compared with $7.8 billion, or $1.91 per diluted common share, for the six months ended June 30, 2017.

During the second quarter 2018, consolidated operating revenues were $32.2 billion, an increase of 5.4% compared to $30.5 billion for the corresponding period in 2017. Consolidated operating revenues for the six months ended June 30, 2018, were $64.0 billion, an increase of 6.0% compared to $60.4 billion for the corresponding period in 2017.

Total operating expenses were $25.6 billion in the second quarter 2018, an increase of 13.5% from $22.5 billion in the corresponding period in 2017. Total operating expenses for the six months ended June 30, 2018, were $50.0 billion, an increase of 10.2% compared to $45.4 billion for the corresponding period in 2017.

Total operating revenues from our Wireless segment were $22.4 billion in the second quarter 2018 and $44.3 billion for the six months ended June 30, 2018, an increase of 5.5% and 5.2%, respectively, compared to the corresponding periods in 2017. Wireless total operating expenses were $14.2 billion for the second quarter 2018 and $28.0 billion for the six months ended June 30, 2018, an increase of 2.2% and 1.3%, respectively, compared to the corresponding periods in 2017. Total operating revenues from our Wireline segment were $7.5 billion in the second quarter 2018 and $15.0 billion for the six months ended June 30, 2018, a decrease of 3.4% and 2.5%, respectively, compared to the corresponding periods in 2017. Wireline total operating expenses were $7.5 billion for the second quarter 2018 and $15.0 billion for the six months ended June 30, 2018, a decrease of 2.5% and 1.2%, respectively, from the corresponding periods in 2017.

Cash flows from operating activities were $16.4 billion for the six months ended June 30, 2018, compared with $9.3 billion for the corresponding period in 2017. For the six months ended June 30, 2018, net cash used in investing activities was $8.7 billion, including $7.8 billion in capital expenditures, compared with $9.3 billion of net cash used in investing activities for the corresponding period in 2017. Net cash used in financing activities was $7.9 billion for the six months ended June 30, 2018, compared with $1.9 billion of net cash provided by financing activities for the corresponding period in 2017. Our total debt decreased by $2.5 billion from December 31, 2017 to $114.6 billion at June 30, 2018.